UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

NCR CORPORATION
(Exact Name of Registrant Specified in Charter)

Commission File Number 001-00395

Maryland	31-0387920
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

3097 Satellite Boulevard
Duluth, GA 30096

(Address of principal executive offices and zip code)

Jennifer M. Daniels (212) 589-8417

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

General

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure.

NCR Corporation (“NCR” or “the Company”, also referred to as “we” or “our”) has reviewed its products and determined that materials, parts or components necessary to the functionality of certain of our products may include the minerals listed in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which as of the date of this filing, include columbite-tantalite (also known as coltan); cassiterite; gold; wolframite; or their derivatives, tantalum, tin and tungsten (“Conflict Minerals").  While we do not source such materials directly, we have conducted in good faith a reasonable country of origin inquiry regarding those Conflict Minerals to determine whether such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources (as defined in the Act).  Based on our reasonable country of origin inquiry, which is an element of our due diligence program, described in more detail in our Conflict Minerals Report, while the Company has not determined that any of the Conflict Minerals in our products originated in a Covered Country, we are unable to conclude with certainty at this time that none of the Conflict Minerals in our products originated in a Covered Country.  Accordingly, we have undertaken additional due diligence procedures in keeping with the rules adopted by the Securities and Exchange Commission pursuant to the Act and as set forth in our Conflict Minerals Report (attached here as Exhibit 1.01).

A copy of the Company’s Conflict Minerals Disclosure and Report can also be found at our website at http://www.ncr.com/about-ncr/corporate-responsibility/conflict-minerals.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02    Exhibit

A copy of the Company’s Conflict Minerals Report required by Item 1.01 is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD is filed as part of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCR Corporation

Date: June 2, 2014	By:	/s/ Jennifer M. Daniels
Name: Jennifer M. Daniels
Title: Vice President, General Counsel and Secretary